SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                        Commission File Number 000-31143

                           NOTIFICATION OF LATE FILING

(Check One): |_| Form 10-K  |_| Form 11-K  |_| Form 20-F  |X| Form 10-Q

For Period Ended: March 31, 2005
                  --------------------------------------------------------------

|_| Transition Report on Form 10-K      |_|Transition Report on Form 10-Q
|_| Transition Report on Form 20-F      |_|Transition Report on Form N-SAR
|_| Transition Report on Form 11-K

For the Transition Period Ended:
                                ------------------------------------------------

      Read attached instruction sheet before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________________

                         Part I. Registrant Information

Full name of registrant  DCI USA, INC.
                         --------------------------------------
Former name if applicable:
Address of principal executive office (Street and number) 20 West 64th Street
                                                          --------------------
City, State and Zip Code New York, New York 10023
                         ------------------------

                        Part II. Rule 12b-25 (b) and (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|X| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               Part III. Narrative

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

            A change in control of the Registrant occurred on November 9, 2004 and the Registrant's management completely changed. The Registrant's independent auditor also changed in January 2005. As a result, the Registrant has experienced delays in financial reporting. The Registrant has not been able to cause its independent auditor to timely complete its review of the Registrant's financial statements for the quarter ended March 31, 2005.

                           Part IV. Other Information

      (1) Name and telephone number of person to contact in regard to this notification

            Michael Gibbs               (718)                383-5255
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                (Name)                (Area code)        (Telephone number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                        |X| Yes   |_| No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        |X|  Yes   |_| No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      It is anticipated that a significant change in results of operations from the Quarterly Report on Form 10-QSB for the quarter ending March 31, 2004 will be reflected by the earning statements to be included in the Quarterly Report on Form 10-QSB for the quarter ending March 31, 2005. In the quarter ending March 31, 2005, the Registrant is expected to have a net loss of approximately $133,872 compared to a net loss of $67,762 reported in the Registrant's Form 10-QSB for the quarter ending March 31, 2004. Such change in net income is primarily due to the substantial changes in the Registrant's business operations and assets resulting from the change of control in the Registrant that occurred on November 9, 2004, when 90% of the Registrant's common stock was purchased by Direct Capital Investments, Ltd.

                                  DCI USA, INC.
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date     May 15, 2005               By  /s/ Michael Gibbs
     --------------------------         --------------------------------------
                                        Michael Gibbs, Chief Financial Officer